Exhibit 99.1

INVITATION TO THE ANNUAL GENERAL MEETING 2026 to the Shareholders of AC Immune SA Thursday, 11 June 2026 2:30pm CEST 8:30am EST

Our goal is global leadership in Precision Prevention for the diagnosis and treatment of neurodegenerative diseases we are executing a clear business strategy focusing on: ACI - 35 Active immunotherapy against pTau in a prevention study for pre - symptomatic Alzheimer’s disease Janssen - JNJ ACI - 24 Active immunotherapy in development targeting the hallmark protein, Abeta, in Alzheimer’s disease Takeda ACI - 7104 Active immunotherapy targeting pathological a - syn in early - stage Parkinson’s disease Intracellular Targeting Small molecule progams targeting intracellular pathologies in neurodegeneration: ♦ NLRP3 inflammasome ♦ a - syn ♦ Tau (Lilly)

1 Contents Letter to Shareholders Overview a genda & proposals 2 4 1. 2025 IFRS Consolidated Financial Statements, 2025 Statutory Financial Statements, 2025 Compensation Report 2. Appropriation of Losses 3. Discharge of the Members of the Board of Directors and the Executive Management 4. Compensation for the Members of the Board of Directors and the Executive Management 5. Re - Elections 6. Changes in the Articles of Association 6 6 7 7 8 10 or ganizational notes Organizational Notes Legal Notes 13 14 s ay on pay Shareholder Information on Compensation Proposals 16

Our anti - Abeta active immunotherapy, ACI - 24, continues in the ABATE Phase 1b/2 clinical trial in patients with prodromal AD and in individuals with Down syndrome. ABATE is progressing well with 12 months of treatment now completed in the first 3 AD cohorts. 2 Letter to Shareholders Martin Zügel, Chair Dear Shareholders, The exceptional progress we made in 2025 solidifies the Company’s leadership in the field of neurodegenerative diseases (NDDs), exemplified by the presentation in December of interim results for ACI - 7104 showing, for the first time, that active immunotherapy targeting a - synuclein (a - syn) has the potential to modify disease pathology in Parkinson’s disease (PD). The achievement of this milestone is a testament to our excellence in research and demonstrates that our goal of Precision Prevention in PD, Alzheimer’s disease (AD) and other NDDs is achievable with our industry - leading pipeline of active immunotherapies and small molecule drugs targeting intracellular pathologies. leading the way in active immunotherapies for ndd s Our three active immunotherapies target the hallmark pathological proteins of Alzheimer’s disease, Abeta (ACI - 24) and Tau (ACI - 35), and Parkinson’s disease, a - syn (ACI - 7104). They continue in Phase 2 clinical trials leading the way towards Precision Prevention of NDDs. We were delighted to report in December 2025 the interim results from our Phase 2 VacSYn trial of ACI - 7104, our wholly - owned a - syn targeted active immunotherapy for early - stage PD. The highly positive immunogenicity and good safety data were nicely correlated with positive trends across a constellation of biomarkers (total a - syn in CSF, NfL in plasma, DaT - SPECT brain imaging) and clinical measures (UPDRS III), showing for the first time that a disease - modifying therapy is within reach. We hope to see confirmation of these results in H2 2026 with the full data set from Part 1 of the VacSYn trial out to 104 weeks. After engaging with the regulators we hope to then launch a larger trial to establish proof - of - concept later in 2026. ACI - 24.060 has FDA Fast Track designation and is progressing with close involvement of Takeda following the exclusive option and license deal signed in May 2024. Interim results following 12 months of treatment timepoint should be reported in H1 2026. For ACI - 35, subjects with preclinical (presymptomatic) AD continue to be treated with JNJ - 2056 in the Phase 2b clinical trial, ReTain, despite recruitment being paused early 2026. Conducted by our partner, Janssen Pharmaceuticals (J&J), this is a first - of - its - kind clinical trial in such an early AD population. According to J&J, ACI - 35 met prespecified immunogenicity thresholds and no safety findings were raised. We await news from our partner. These programs underscore our long - term drive to deliver precisely targeted active immunotherapy aiming to prevent the irreversible neurological damage caused by NDDs. intracellular targeting using small molecule drugs extends precision prevention approach Our Morphomer® small molecule programs complement our active immunotherapy approaches, particularly in the early stages of diseases with intracellular pathology. These programs made significant progress in 2025, and we are more Andrea Pfeifer, Chief Executive Officer

3 convinced than ever that we have a unique portfolio of orally available, small molecule drug assets which offer tremendous therapeutic promise, either as standalone treatments or as combination therapies. We have recently advanced our NLRP3 inflammasome inhibitor (ACI - 19764) into Phase 1 clinical testing and look forward to reporting SAD/MAD results in H2 2026. This candidate promises to deliver substantial value to AC Immune’s shareholders given its competitive profile and the high level of industry interest in similar molecules (e.g. the acquisition of Ventyx for $1.3bn by Eli Lilly). Similarly, we have announced recently that the progress with our Tau Morphomers led to the amendment of our collaboration and the receipt of a new CHF10 million payment from Eli Lilly. We anticipate further news on this program in the coming 12 months as it completes IND - enabling studies and moves towards entry into Phase 1 development. We are excited by the prospects offered by these novel drugs and look forward to providing greater insight into their development opportunities . diagnostics remain key for precision medicine and prevention AC Immune’s Morphomer® technology platform has proven to be uniquely powerful in generating highly selective and specific candidates. We have led the way in the emerging field of Precision Medicine for NDDs by bringing a portfolio of new Morphomer - based imaging ligands into clinical development targeting hallmark proteins of neurodegenerative pathologies such as Tau (PI - 2620 in Phase 3), a - syn and TDP - 43 (both in Phase 1). Our PET tracers continue to be evaluated in clinical trials including our latest a - syn PET tracer, ACI - 15916, is now in a Phase 1 trial which aims to demonstrate improved a - syn detection for diagnosing Parkinson’s disease (PD). We recently presented at AD/PD 2026 impressive new Phase 1 results for our TDP - 43 PET tracer, ACI - 19626. TDP - 43 is increasingly recognized as an important target in multiple NDDs such as amyotrophic lateral sclerosis (ALS) and frontotemporal lobar degeneration (FTLD) and as a prominent co - pathology in AD and PD. operational and financial status In view of the prevailing market conditions, in September 2025, we announced that a strategic review had been conducted by executive management resulting in a sharpened focus on investments in the pipeline, a 30% reduction in the workforce, and the extension of the cash runway into Q4 2027. The Company’s remaining portfolio, including innovative small molecules led by PET imaging ligands for precision diagnostics as well as other early - stage programs, represents multiple opportunities to realize further value through strategic out - licensing or divestments. In 2026, we anticipate significant progress in key programs to drive shareholder value and to complement this through business development activities. looking to the future As announced on 12 May 2026, at the AGM, Dr. Andrea Pfeifer will retire from her role as CEO after a distinguished 23 - year tenure leading AC Immune, and the Chair of the Board, Martin Zügel, MD, will be appointed Interim CEO. Dr. Pfeifer will continue to be closely associated with the Company in multiple non - executive advisory roles to ensure a smooth transition. We are sincerely grateful to all our stakeholders for their support. Our focus and firm commitment in 2026 and beyond is clear – successfully develop class - leading products for the treatment and prevention of neurodegenerative diseases. We are pleased to present to you our 2025 IFRS Consolidated Financial Statements and Statutory Financial Statements to be approved by shareholders. We look forward to meeting with you in person at our AGM this year and thank you again for your ongoing support. If you cannot attend, we encourage you to exercise your voting rights through the Independent Proxy. Yours sincerely, Martin Zügel Chair 15 May 2026 Andrea Pfeifer Chief Executive Officer

4 1. 2. 3. 4. 2025 ifrs consolidated financial statements, 2025 statutory financial statements, 2025 compensation report 1. Approval of 2025 IFRS Consolidated Financial Statements and 2025 Statutory Financial Statements 2. Advisory Vote on the 2025 Compensation Report appropriation of losses discharge of the members of the board of directors and the executive management compensation for the members of the board of directors and the executive management 1. Binding Vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2026 to the AGM 2027 2. Binding Vote on Maximum Aggregate Compensation for Members of the Executive Management for the Financial Year 2027 5. re - elections 1. Re - Elections of Members and the Chair of the Board of Directors 2. Re - Elections of Members of the Compensation, Nomination & Corporate Governance Committee 3. Re - Election of the Statutory Auditors 4. Re - Election of the Independent Proxy 6. changes in the articles of association 1. Capital Band (Article 3a) 2. Increase and Amendment of Conditional Share Capital for Employee - Benefit Plans (Article 3c) Overview

AGENDA & PROPOSALS

6 1. 2025 ifrs consolidated financial statements, 2025 statutory financial statements, 2025 compensation report 1.1 Approval of 2025 IFRS Consolidated Financial Statements and 2025 Statutory Financial Statements The Board proposes that the 2025 IFRS Consolidated Financial Statements and the 2025 Statutory Financial Statements be approved. b explanation In their reports to the General Meeting, PricewaterhouseCoopers SA, the Statutory Auditors, recommend approval of the 2025 IFRS Consolidated Financial Statements and 2025 Statutory Financial Statements without reservations . Accordingly, the Board proposes the approval of the 2025 IFRS Consolidated Financial Statements and 2025 Statutory Financial Statements . The 2025 IFRS Consolidated Financial Statements as well as the 2025 Statutory Financial Statements are available to the shareholders online at ir.acimmune.com/events/agm . 1.2 Advisory Vote on the 2025 Compensation Report The Board proposes that the 2025 Compensation Report be endorsed (non - binding advisory vote). b explanation The 2025 Compensation Report as filed with the US SEC as Exhibit 99.4 to the Company’s Form 6 - K on 13 March 2026 can be downloaded from the Company’s website at ir.acimmune.com/events/agm . It explains the governance framework and the principles underlying the compensation structure at AC Immune. In addition, the 2025 Compensation Report sets out the remuneration of the Board and the Executive Management for 2025 as required under the Swiss Code of Obligations. 2. appropriation of losses The Board proposes the following appropriation of losses: CHF ’000 (356,846) Accumulated profit (loss) at Jan 1, 2025 (67,595) Net profit (loss) for the year 2025 (424,441) Accumulated losses brought forward Under IFRS accounting standards, the consolidated net loss for the business year 2025 amounted to CHF 70,447K b explanation The net loss for the year 2025 is carried forward. Agenda & Proposals

7 3. discharge of the members of the board of directors and the executive management The Board proposes that all Members of the Board and of the Executive Management be discharged from their liabilities for their activities in the financial year 2025. b explanation The Board proposes to proceed in one single vote for the discharge of all Members of the Board and of the Executive Management. The discharge only applies with respect to disclosed facts. 4. compensation for the members of the board of directors and the executive management 4.1 Binding Vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2026 to the AGM 2027 The Board proposes the approval of the total maximum amount of compensation for the Members of the Board of CHF 1,029,000 (excluding employer social security contributions) covering the period from the AGM 2026 to the AGM 2027. b explanation The Board submits to the AGM for approval the total maximum aggregate amount of compensation for the Members of the Board for their upcoming term of office from the AGM 2026 to the AGM 2027 and for the Members of the Executive Management for the calendar year 2027 as per agenda items 4.1 and 4.2. The Board, upon recommendation of the Compensation, Nomination and Corporate Governance Committee, will decide upon the allocation of compensation. More detailed information on the proposals can be found in the section entitled “Say on Pay: Shareholder Information on Compensation Proposals”. 4 . 2 Binding Vote on Maximum Aggregate Compensation for Members of the Executive Management for the Financial Year 2027 The Board proposes the approval of the total maximum amount of compensation for the Members of the Executive Management of CHF 6 , 742 , 000 (excluding employer social security contributions) from 1 January 2027 to 31 December 2027 . b explanation The explanation above for agenda item 4.1 also extends to this item 4.2

8 5. re - elections 1. Re - Elections of Members and the Chair of the Board of Directors The Board proposes that each of the following persons be re - elected for a term of office until the end of the AGM 2027: • Martin Zügel as Member and Chair of the Board and as Members of the Board: • Renée Aguiar - Lucander • Monika Bütler • Carl June • Roy Twyman b explanation The AGM elects individually the Members of the Board and its Chair for a term of one year until completion of the next AGM. Dr. Andrea Pfeifer does not stand for re - election for family reasons The proposed composition of the Board is five directors, of which two are women (40%). Of the five members of the Board, four are considered independent within the meaning of the Swiss Code of Best Practice for Corporate Governance of Economiesuisse. In light of Martin Zügel stepping in as CEO ad interim in addition to his role as Chair, the Board of Directors has resolved to establish the role of Lead Independent Director in order to strengthen the Board’s independent leadership structure and to provide a clear mechanism for independent Board oversight where Martin Zügel’s dual executive and Board responsibilities make such oversight appropriate. Monika Bütler, who qualifies as independent under applicable Nasdaq listing standards and Swiss corporate governance principles, has been appointed as Lead Independent Director and would continue such mandate upon her re - election to the Board until the AGM 2027. The Lead Independent Director’s duties include, among others, serving as a liaison between the independent directors and the CEO ad interim and Chair on governance matters; convening and chairing meetings of the independent directors; approving agendas and information sent to Members of the the Board; monitoring to ensure sound corporate governance and independence in deliberations. This structure is designed to provide strong independent Board leadership alongside the CEO ad interim and Chair, consistent with applicable governance expectations for companies with an executive chair structure. Following evaluation by the Compensation, Nomination & Corporate Governance Committee and after careful consideration, the Board has determined that the Board and its Committees have an appropriate balance of skills, experience, diversity and knowledge of AC Immune’s business to effectively fulfill their duties and responsibilities. For further information on the proposed candidates, please refer to the section of the Company’s website: acimmune.com/en/board - of - directors/ . Agenda & Proposals continued

9 5.2 Re - Elections of Members of the Compensation, Nomination & Corporate Governance Committee The Board proposes that: • Monika Bütler • Roy Twyman be re - elected as Members of the Compensation, Nomination & Corporate Governance Committee for a term of office until the end of the Annual General Meeting 2027. b explanation The AGM elects individually each Member of the Compensation, Nomination & Corporate Governance Committee for a term of one year until completion of the next AGM. After careful consideration, the Board has determined that with the proposed Members, the Compensation, Nomination & Corporate Governance Committee has an appropriate balance of skills, experience and knowledge of AC Immune’s business to effectively fulfill its duties and responsibilities. Subject to her election, the Board intends to re - appoint Monika Bütler as Chair of the Compensation, Nomination & Corporate Governance Committee. 5.3 Re - Election of the Statutory Auditors The Board proposes that PricewaterhouseCoopers SA, in Lausanne, Switzerland, be re - elected as Statutory Auditors for the financial year 2026. b explanation PricewaterhouseCoopers SA has served as Statutory Auditors of the Company since 2018. They have reconfirmed to the Board that they have the independence required to perform this function. 5.4 Re - Election of the Independent Proxy The Board proposes that Reymond & Associés Attorneys, Lausanne, Switzerland, be re - elected as Independent Proxy for a term of office until the end of the AGM 2027. b explanation The AGM annually elects the Independent Proxy for a one - year term until completion of the next AGM. Reymond & Associés Attorneys have functioned as Independent Proxy since the AGM 2020 and meet the independence criteria. The Independent Proxy may receive instructions from shareholders who do not wish to attend the AGM. See Organizational Notes on pages 13 to 14 of this AGM Invitation.

10 6. changes in the articles of association 1. Capital Band (Article 3a) The Board proposes to introduce a capital band with an upper limit of CHF 2,862,500.00 and a lower limit of CHF 2,202,018.50, authorizing the Board to increase and/or decrease the Company’s share capital one or several times within these limits until 11 June 2031, and accordingly to amend art. 3a of the Articles of Association as set out below: 1. The Company has a capital band ranging from CHF 2,202,018.50 corresponding to 110,100,925 registered shares with a par value of CHF 0.02 each, to be fully paid up (lower limit) to CHF 2,862,500.00, corresponding to 143,125,000 registered shares with a par value of CHF 0.02, each to be fully paid up (upper limit). The Board of Directors is authorized to conduct one or several increases and/or reductions of the share capital within the capital band at any time until 11 June 2031. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then - existing shareholders of the Company and (ii) in partial amounts, shall also be permissible. 2. In case of a capital increase, the following applies: i. The Board of Directors shall determine the amount of share capital to be issued, the date of the issuance, the issue price, the manner in which the new registered shares have to be paid up (including cash contributions, contributions in kind, set - off and conversion of freely usable reserves, including retained earnings, into share capital), the date from which the registered shares carry the right to dividends, the conditions for the exercise of the pre - emptive rights and the allotment of pre - emptive rights that have not been exercised. The Board of Directors is authorized to restrict or to prohibit trading in the pre - emptive rights to the new shares. The Board of Directors may allow the pre - emptive rights that have not been exercised to expire, or it may place with third parties such rights or registered shares, the pre - emptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company. ii. The Board of Directors is authorized to withdraw or limit the pre - emptive rights of the shareholders wholly or in part and to allot them to individual shareholders or third parties: a) if the issue price of the new registered shares is determined by reference to the market price (with a customary discount); or b) if the new registered shares are used for the acquisition of an enterprise, part of an enterprise or participations, or for the financing or refinancing of any of such acquisition, for the conversion of loans or claims into shares, for the financing of new investment projects undertaken by the Company, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken, or in the event of share placement for the financing or refinancing of such placement; or c) if the new registered shares are issued for raising of equity capital (including private placements) in a fast and flexible manner where such raising of capital would be difficult or would only be possible at less favorable conditions without the exclusion or restriction of the statutory pre - emptive right of the existing shareholders; or d) if the new registered shares are used either to extend the shareholder base, to increase the free float or for investment by strategic partners; or Agenda & Proposals continued

11 e) for the participation of Members of the Board of Directors, Members of the Executive Management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, whereby increases of the share capital are only admissible up to 5% of the share capital entered in the commercial register at the time of the respective resolution; or f) for other important reasons in the sense of art. 652b para. 2 CO. 3. The subscription to and acquisition of new registered shares and any subsequent transfers of their ownership shall be subject to the restrictions specified in Article 4 of the Articles of Association. 4. Capital reductions may be performed both by reducing the par value of the shares and by cancelling shares. In case of a reduction of the par value, the Board of Directors shall adapt all provisions of the Articles of Association relating to the par value of the shares as well as the number of shares with a new nominal value corresponding to the fixed upper and lower limits of the capital band as per art. 3a para. 1 accordingly. 5. In case of a capital reduction within the capital band, the Board of Directors shall, to the extent necessary, determine the number of canceled shares and the use of the amount of the reduction. 6. The acquisition and holding of shares repurchased for purposes of cancellation under the capital band are, to the extent permitted by law, not subject to the 10% limit for own shares within the meaning of art. 659 para. 2 CO. 7. The Board of Directors is authorized to carry out simultaneous reductions and re - increases of the share capital. b explanation The capital band has been introduced by the 2023 revision of Swiss corporate law giving companies flexibility to raise capital on the financial markets without having to convene a general meeting of the shareholders. In particular, the capital band would allow the Company to raise capital on financial markets to support the Company’s research and clinical development programs and its execution strategy. It replaces the previous “Authorized Capital”. The Board recommends creating a capital band of approx. 30% of the outstanding capital for a duration of 5 years (until 11 June 2031) in accordance with the new Swiss corporate law. This 30% ratio is at the lower end of the practice of listed peer companies in Switzerland. This proposed amendment is subject to a qualified majority of two - thirds of the represented share votes at the AGM.

12 2. Increase of Conditional Share Capital for Employee - Benefit Plans (Art. 3c) The Board proposes to increase the conditional share capital for employee benefit plans from CHF 86,683.80 to CHF 150,000.00 and accordingly to amend art. 3c of the Articles of Association as set out below: 1. The share capital of the Company shall be increased by an amount not exceeding CHF 150,000.00 through the issue of a maximum of 7,500,000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights and/or shares granted to any employee of the Company or a subsidiary, and any consultant, Members of the Board of Directors, or other person providing services to the Company or a subsidiary. 2. Shareholders’ subscription rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares. 3. The exercise of conversion or option rights, as well as the waiver of such rights, may be exercised by written declaration or by electronic means. 4. The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 4 of the Articles of Association b explanation An increase of the conditional share capital of up to 3,165,810 shares will be needed for employee benefit plans to allow for future short - and medium - term grants of equity to employees to cover the projected needs. The new balance of the conditional capital will amount to 7,500,000 shares compared to the previous balance of 4,334,190 which is fully committed. In addition, in line with new Swiss corporate law, the exercise modalities are described in a new paragraph 3. This proposed amendment is subject to a qualified majority of two - thirds of the represented share votes at the AGM. Agenda & Proposals continued

13 Availability of the 2025 IFRS Consolidated Financial Statements, the 2025 Statutory Financial Statements, and the 2025 Compensation Report The 2025 IFRS Consolidated Financial Statements, 2025 Statutory Financial Statements and 2025 Compensation Report, as well as the reports of the Statutory Auditors for 2025 may be downloaded from the Company’s website at ir.acimmune.com/events/agm . Please note that these documents are only available in English. Exercise of voting rights Only shareholders holding shares as of 4 May 2026 at 4:00 PM US Eastern Time, and who have not sold their shares prior to the AGM 2026, are eligible to vote their shares. Shareholders who newly acquired shares between 4 May 2026 and 11 June 2026 are not entitled to vote. Proxy Appointment Shareholders may attend the AGM in person or be represented at the AGM by their legal or duly authorized representative or by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. AGM Invitation Shareholders who are registered with Computershare Trust Company N.A. (“Computershare”) on 4 May 2026 (“Registered shareholders”) will receive their AGM Invitation and a personalized Proxy Card from Computershare. Shareholders who hold their shares through their broker or bank (“Beneficial Owners”), should receive or request these materials through their broker or bank and should be able to vote on the broker/bank portal. Voting Shareholders may vote electronically, attend the AGM in person, be represented by an eligible proxy in person, or use a Proxy Card for the Independent Proxy. Electronic voting Registered shareholders can give voting instructions electronically through the Computershare portal with their individual shareholder number. Beneficial Owners should give instructions electronically through their nominee, custodian, broker or bank, following their instructions. Electronic voting instructions must be received not later than 9 June 2026 at 11:59 PM, US Eastern Time. Electronic voting instructions will be represented at the AGM by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. Attendance at the AGM Shareholders who do not wish to give voting instructions to the Independent Proxy electronically, may attend the AGM in person and should send to the Company by email (agm@acimmune.com) their attendance card which is incorporated in the Proxy Card, and present themselves at the admission desk at least 20 minutes prior to the AGM with the documents listed in the section “Necessary Documents in Case of Attendance” below. Alternatively, they may also be represented by an eligible proxy (see instructions in the next section). The venue for the AGM, at 2:30 PM Central European Summer Time, is: EPFL Innovation Park Building D Pluton Conference Room 1015 Lausanne Switzerland Shareholders who have appointed and instructed the Independent Proxy can attend the AGM in person, but may not vote their shares at the AGM, as their votes are already tabulated with the Independent Proxy. Therefore, shareholders who wish to vote in person must leave the proxy voting sections in the Proxy Card blank and select the personal attendance option, when returning the attendance card to the Company. Representation at the AGM Shareholders may be represented at the AGM by their legal representative or by another duly authorized representative. Such representatives should present themselves 20 minutes prior to the AGM with the documents listed in the section “Necessary Documents in Case of Attendance” below. Organizational Notes

14 Representation at the AGM by the Independent Proxy Alternatively, shareholders may also give their voting instructions with the Proxy Card to the Independent Proxy, either by email at the address: cherpillod@jmrlegal.ch or at the postal address: Reymond & Associés Attorneys Avenue de la Gare 1 PO 1284 1001 Lausanne Switzerland for delivery together with the following documents: ♦ for representatives (if applicable), a document proving the legal representation to the satisfaction of the Company, ♦ a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable), ♦ a most recent bank statement establishing the number of shares in their nominal ownership, and ♦ a signed declaration of honor confirming that the shareholder was the owner of the represented shares on 4 May 2026 and that they have not issued voting instructions in any other form nor sold the shares prior to the AGM. Such instructions have to arrive at the Independent Proxy not later than 11 June 2026 at 10 AM, Central European Summer Time . Once received by the Independent Proxy, voting instructions may not be changed by shareholders. Should the Independent Proxy receive voting instructions from shareholders both electronically and in writing, only the electronic instructions will be taken into account. Necessary Documents in Case of Attendance Documents to be presented by shareholders attending the AGM in person or being represented by an eligible representative are: ♦ for legal representatives (if applicable), a document proving the legal representation to the satisfaction of the Company, ♦ a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable), ♦ a most recent bank statement establishing the number of shares in their nominal ownership, and ♦ a signed declaration of honor confirming that the shareholder was the owner of the represented shares on 4 May 2026 and that they have not issued electronic voting instructions to the Independent Proxy nor sold the shares prior to the AGM. If for any reason shareholders have not received an AGM Invitation or their Proxy Card, a model Proxy Card and a model declaration of honor may be downloaded from the Company’s website at: ir.acimmune.com/events/agm . Legal Notes Shareholder Proposals on Agenda Items Proposals from shareholders on agenda items are only permissible if they are submitted to the AGM by the shareholders themselves or by an eligible representative acting on their behalf. The Independent Proxy will not act as a representative for this purpose. Publication of the AGM Invitation Per AC Immune’s Articles of Association, the official AGM Invitation will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 21 May 2026. Concurrently with the publication in the SOGC, AC Immune’s website “Investors/Annual General Meeting 2026 ” on ir . acimmune . com/events/agm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC . Lausanne, 15 May 2026 AC Immune SA On behalf of the Board Dr. Martin Zügel Chair of the Board

SAY ON PAY SHAREHOLDER INFORMATION ON COMPENSATION PROPOSALS

16 key information for the vote on board of directors and executive management compensation In accordance with Article 734 para. 1 of the Swiss Code of Obligations (CO) and our Articles of Association, the aggregate future compensation of the Board of Directors and the Executive Management is submitted to a binding shareholder vote during the AGM. Key information regarding these votes is set out below. Shareholder approval for the Board of Directors compensation relates to the 12 - month period from 1 July 2026 to 30 June 2027 and consists of one vote for the total maximum aggregate compensation. agenda item 4.1 description of board of directors compensation elements Shareholder approval for Executive Management compensation relates to the 2027 calendar year and consists of one vote for the total maximum aggregate compensation. agenda item 4.2 The Board compensation structure for the period between the 2026 AGM to the 2027 AGM is the same as in the prior year, although the composition of the Board and its Committees may evolve. Compensation includes annual fees, and fees for participating in or chairing the Audit and Finance Committee (AFC) and the Compensation, Nomination and Corporate Governance Committee (CNC), as well as equity grant values that are differentiated for the Chair, Vice Chair, and other Board Members. The planned compensation structure – subject to further adjustments yet to be decided to reflect the future work split between the Chair and the Lead Independent Director – is set out in the following table: Board Member fees (non - executive directors) Fixed Fee Equity grant Chair of the Board Vice Chair of the Board Member of the Board CHF 110,000 CHF 140,000 CHF 70,000 CHF 54,000 CHF 75,000 CHF 70,000 Committee fees Chair Member Audit and Finance Committee (AFC) Compensation, Nomination and Corporate Governance Committee (CNC) CHF 20,000 CHF 10,000 CHF 20,000 CHF 10,000 Compensation of non - executive Board Members is comprised of a fixed fee for Board membership and additional fees for any Committee roles. Fees are paid on a per - term basis in two six - month installments. In addition, each Member of the Board receives an annual equity grant that fully vests at the end of each 12 - month term of office. The maximum aggregate amount of compensation is CHF 1,029K, including applicable employee social security contributions and excluding employer social security contributions. The proposed amount reflects increases to the Chairman of the Board’s and the Committee Chairs’ compensation. Shareholder Information on Compensation Proposals

17 description of executive management compensation elements AC Immune aims to provide competitive compensation that attracts, motivates and retains outstanding talent across the Company. Our reward approach is designed according to the following three principles: ♦ We design our total compensation to align employee contribution and behaviors with the interests of AC Immune’s shareholders, our business objectives and to recognize the achievement of key goals and milestones. ♦ Executives have collective and individual accountability for taking a long - term owner’s perspective, and the impact of their contribution to our success is meaningfully rewarded through our long - term incentive plan. ♦ Compensation is attractive and equitable and based on a regular assessment of market data from appropriate, robust data sources to enable a healthy company culture. The peer group selected for our external market assessment are representative of European and US bio - technology companies and provide an equitable balance of scope and market capitalization from whom executive talent could be sourced. Based on our principles, Executive Management’s total compensation is comprised of an annual base salary, benefits, a short - term variable incentive (bonus) and a long - term share - based incentive (equity grants). ♦ The annual salary, including any other cash payments (e.g. car allowance) reflects the value of individual roles and their specific responsibilities, performance, expertise, and potential. ♦ Benefits: We provide attractive benefits that are aligned with market practice and legal requirements, including retirement savings, accident, illness, mobility support and pension related insurances (as well as social security contributions). Benefits, other than retirement savings, are in addition to the aggregate amounts proposed in the vote. ♦ Short - term incentive (bonus) rewards the achievement of AC Immune’s company objectives for the financial year, as well as individual contribution. Bonuses are a fixed target amount, and any bonus is paid during the first quarter of the year following the performance year. ♦ Long - term incentive (equity) awards are designed to motivate sustainable long - term contribution to align compensation with shareholder value. Equity grant amounts link with performance and are a mixture of stock options and restricted stock units. Long - term incentive awards are decided annually. The total maximum aggregate remuneration for shareholder approval is CHF 6,742K for the 2027 calendar year. This includes employer pension plan contributions and applicable employee social security contributions and excludes other benefits and employer social security contributions. The total includes cash compensation (i.e. annual salary, car allowance and bonus), employer pension plan contributions, and a long - term share - based incentive (equity grants). The proposed aggregate remuneration is 10% lower than in the prior year, reflecting the removal of the CHRO position. This Invitation is printed on REVIVE100 Silk made from 100% recycled pulp and is FSC® certified.

AC Immune SA EPFL Innovation Park Building B 1015 Lausanne Switzerland www.acimmune.com General inquiries: info@acimmune.com Phone: +41 21 345 91 21 For more information, reach out to us Investor inquiries: ir@acimmune.com